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PROSPECTUS SUPPLEMENT DATED JANUARY 12, 2001           Rule 424(b)(3)
--------------------------------------------
(To the Prospectus dated September 10, 1999)           File No.  333-85943


                         1,285,000 Shares

                     FRENCH FRAGRANCES, INC.

                           Common Stock
                    _________________________

PLEASE SEE THE "RISK FACTORS" BEGINNING ON THIS PAGE THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES WE ARE REGISTERING IN CONNECTION WITH THIS PROSPECTUS.

                    _________________________


                       RECENT DEVELOPMENTS

ACQUISITION OF THE ASSETS RELATING TO THE ELIZABETH ARDEN PRESTIGE FRAGRANCE, COSMETICS AND SKIN CARE LINES AND THE ELIZABETH TAYLOR AND WHITE SHOULDERS LINES.

     On October 30, 2000, we entered into a definitive agreement with an affiliate of Unilever, N.V. ("Unilever") to acquire certain assets and to assume certain liabilities relating to the Elizabeth Arden prestige fragrance, cosmetics and skin care lines and the Elizabeth Taylor and White Shoulders prestige fragrance lines (the "Elizabeth Arden business"). In connection with the consummation of this acquisition, we will enter into agreements with affiliates of Unilever related to product distribution, manufacturing, transition services and information technology services. The purchase price is expected to consist of approximately $190 million cash and $50 million liquidation preference of a new series of our convertible preferred stock.
The transaction has been approved by our board of directors and the board of directors of Unilever and is subject to customary closing conditions.
While neither party's shareholders are required to approve the transaction, at a special shareholders meeting held on January 3, 2001, our shareholders approved certain issuances of our common stock upon conversion of the convertible preferred stock to be included, and the exercise of certain warrants that may be included, as part of the purchase price. At such meeting, the shareholders also approved an amendment to our Amended and Restated Articles of Incorporation to change our company's name to Elizabeth Arden, Inc., subject to completion of the acquisition. At the shareholders meeting, the shareholders also approved our 2000 Stock Incentive Plan and amendments to our Non-Employee Director Stock Option Plan.

     On January 8, 2001, we announced that we are proposing to make an offering of $160 million principal amount of senior secured notes. The notes are expected to bear a fixed rate, payable semiannually and to mature in 2011. The net proceeds of the notes offering together with borrowings under a new $175 million revolving credit facility are expected to be used to finance the acquisition together with related costs and expenses. The notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of this act. There is no guarantee that we will obtain the requisite financing or that Unilever and we will be able to satisfy all of the closing conditions. Accordingly, there is no assurance that the acquisition will be consummated.

                           RISK FACTORS

     The Risk Factors set forth on pages 3 to 6 of the Prospectus dated September 10, 1999 are updated as follows:

OUR SUBSTANTIAL DEBT COULD IMPAIR OUR FINANCIAL CONDITION AND OUR ABILITY TO FULFILL OUR DEBT OBLIGATIONS.

     We have a significant amount of long-term debt and interest payment obligations, and we will incur a significant amount of indebtedness in connection with the acquisition of the Elizabeth Arden business. Our substantial indebtedness could have important consequences to our business. For example, it could:

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     -  make it more difficult for us to satisfy our debt obligations;
     - increase our vulnerability to general adverse economic and industry conditions;
     - limit our ability to fund future working capital, capital expenditures, and other general corporate requirements;
     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;
     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
     - place us at a competitive disadvantage compared to our competitors that have less debt; and
     - limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds and pay dividends. Moreover, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

     Our future cash flow may be insufficient to meet our debt payment obligations. Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

     If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

     In addition, subject to the restrictions and limitations contained in our new credit facility, the indenture governing the senior secured notes and our existing indentures, we may incur significant additional indebtedness, which could adversely affect our operating cash flow and our ability to service indebtedness.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH AND INTEGRATE OUR ACQUISITIONS, INCLUDING THE ACQUISITION OF THE ELIZABETH ARDEN BUSINESS.

     To be successful, our management must anticipate on a timely basis the changing and increasing demands of our growing operations and implement appropriate operating procedures and systems. There is no assurance that our management will be able to do so. If we complete the acquisition of the Elizabeth Arden business, our size and geographic scope of operations will increase significantly. Our ability to integrate the Elizabeth Arden business with our existing business will determine, to a significant extent, the future success of our business. Our integration strategies are subject to numerous conditions beyond our control, including the possibility of adverse general and regional economic conditions, general negative industry trends and competition. We may be unable to achieve the anticipated synergies from this acquisition or any other acquisition.

     The successful integration of the Elizabeth Arden business will require us to, among other things, attract and hire key employees from the Elizabeth Arden business. These employees may decide not to work for us. Our future performance will depend, in part, on our ability to successfully integrate these new employees into our company. Our failure to hire these new employees could disrupt our ongoing business.

     We have not previously undertaken an acquisition of this size and complexity. As a result, we will need to determine the extent to which our management information systems are compatible with those of the Elizabeth Arden business and implement any modifications necessary to successfully integrate the two systems. As a result, the Arden acquisition will require additional attention from, and place substantial demands upon, our senior management, which may divert their attention from and make it more difficult for them to manage our business.

BECAUSE OUR ARRANGEMENTS WITH OUR MANUFACTURERS, SUPPLIERS OR CUSTOMERS ARE GENERALLY INFORMAL, WE MAY BE SUBJECT TO INCREASED COSTS, DELAYS OR OTHER DISRUPTIONS TO OUR BUSINESS IF THESE ARRANGEMENTS WERE CHANGED OR TERMINATED.

     We do not have long-term or exclusive contracts with any of our customers and generally do not have long- term or exclusive contracts with our manufacturers or suppliers. Our suppliers of distributed brands generally can, at any time, elect to supply products to our customers directly or through another distributor. Our suppliers of distributed brands may also choose to reduce or eliminate the volume of their products distributed by us. If we were to lose any of our key suppliers or customers, or if our relationship with any one of them were to change, our revenues and growth could suffer.

     We do not own or operate any significant manufacturing facilities. We use third-party manufacturers and suppliers to manufacture certain of our products. We currently obtain these products from a limited number of manufacturers and other suppliers. If we were to experience delays in the delivery of the finished products or the raw materials or components used to make such products, our reputation and ability to generate revenues could suffer.

                                2

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IF WE ARE UNABLE TO SECURE ADDITIONAL BRANDS OR DISTRIBUTION ARRANGEMENTS, THE
GROWTH OF OUR BUSINESS COULD BE IMPAIRED.

     Our business strategy contemplates the continued increase of our portfolio of owned or licensed brands and distributed brands. Currently, we have no agreements or commitments to obtain additional brands (other than those included in the Arden acquisition) or to enter into exclusive or non-exclusive distribution arrangements. We may be unsuccessful in identifying, negotiating and consummating such acquisitions or arrangements on terms acceptable to use, or at all, which could hinder our ability to increase revenues and build our business.

IF WE ARE UNABLE TO SECURE ADDITIONAL WORKING CAPITAL IN THE FUTURE, OUR IMPLEMENTATION OF OUR BUSINESS PLAN MAY BE IMPAIRED AND OUR GROWTH MAY BE HINDERED.

     Our working capital requirements have been and will continue to be significant. To date, we have financed and expect to continue to finance our working capital requirements primarily through internally generated funds and our credit facility. Excluding additional working capital requirements that may result from future acquisitions or new product distribution arrangements, we believe that internally-generated funds and financing available under our credit facility will be sufficient to fund our working capital needs for at least the next twelve months. Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources available to us. We may be unable to obtain additional financing for these purposes or on terms acceptable to us or at all.

OUR QUARTERLY RESULTS OF OPERATIONS FLUCTUATE DUE TO SEASONALITY AND OTHER FACTORS.

     We generate much of our sales and income from operations during the second half of our fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. For example, in fiscal 2000, we generated more than 68% of our net sales during the second half of the fiscal year. Any substantial decrease in sales during that period likely would harm our business, financial condition and results of operations. Similarly, our working capital needs are greater during the second half of the fiscal year. In addition, our sales and profitability may vary from quarter to quarter as a result of a variety of factors, including the timing of customer orders and additions or losses of brands or distribution rights.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR REVENUES MAY DECLINE AND WE MAY BE UNABLE TO SUSTAIN PROFITABILITY.

     The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. We compete primarily with global prestige beauty companies, some of whom have significantly greater resources than we have. Our products compete for consumer recognition and shelf space with products that have achieved significant international, national and regional brand name recognition and consumer loyalty campaigns. These factors, as well as demographic trends, economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to our customers, could result in increased competition and could harm our business, financial condition and results of operations.

IF WE ARE UNABLE TO RETAIN KEY EXECUTIVES AND OTHER PERSONNEL, OUR GROWTH MAY BE HINDERED.

     Our success is largely dependent on the performance of our management team and other key personnel. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. We are particularly dependent on E. Scott Beattie, our Chairman, President and Chief Executive Officer and Paul West, our Executive Vice President and Chief Operating Officer. We currently have no employment contracts with Messrs. Beattie and West, and as a result, may be unable to maintain their services.

WE MAY BE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS IF THE ACQUISITION OF THE ELIZABETH ARDEN BUSINESS OCCURS.

     If we complete the acquisition of the Elizabeth Arden business, our business in foreign countries will significantly increase and subject us to risks customarily associated with foreign operations, including:

     -  Currency fluctuations;
     -  Import and export license requirements;
     -  Trade restrictions;
     -  Changes in tariffs and taxes;
     -  Restrictions on repatriating foreign profits back to the United
        States;
     -  Unfamiliarity with foreign laws and regulations; and
     -  Difficulties in staffing and managing international operations.

                                3

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     In all jurisdictions in which we will operate following the acquisition of the Elizabeth Arden business, we will also be subject to laws and regulations that govern foreign investment, foreign trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the United States and may limit our ability to convert foreign currency cash flows into U.S. dollars. Outside the United States, our sales and costs are denominated in a variety of currencies including the euro, British pound, Swiss franc and Australian dollar. A weakening of the currencies in which we generate sales relative to the currencies in which our costs are denominated may decrease our operating profits and cash flows. The recent decline in many European currencies relative to the U.S. dollar could adversely affect our results of operations when translated according to U.S. generally accepted accounting principles.

WE ARE EFFECTIVELY CONTROLLED BY OUR OFFICERS AND DIRECTORS AND THEIR
AFFILIATES.

     At December 31, 2000, our officers and directors (including companies under their control) beneficially owned 6,443,038 shares, or approximately 39%, of our common stock (including shares of common stock issuable upon the conversion of 7.5% subordinated convertible debentures due 2006 and upon the exercise of outstanding stock options (in each case determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Their aggregate beneficial ownership permits them to have effective control of our company and to direct our management and affairs.

     If the acquisition of the Elizabeth Arden business occurs, Unilever will own shares of convertible preferred stock and, possibly, certain warrants convertible into or exchangeable for, when fully vested, an aggregate of 4,166,667 shares of our common stock, representing approximately 21% of the total number of shares outstanding immediately after the closing of the acquisition (assuming no change in the number of issued and outstanding shares of common stock prior to the closing and without regard to any warrants which may be issued in connection with the financing of the acquisition). However, the holders of the convertible preferred stock may only convert up to 33.33% of the shares beginning on the first anniversary of the initial issuance date, 66.66% of the shares beginning on the second anniversary of the initial issuance date and all of the shares of convertible preferred stock on and after the third anniversary of the initial issuance date. The conversion of the shares of convertible preferred stock will reduce the effective control of our company by our officers and directors.

CHANGES IN THE RETAIL INDUSTRY COULD ADVERSELY AFFECT OUR RESULTS OF
OPERATIONS.

     From time to time, major retailers, including certain of our customers, have suffered financial difficulties. In addition, the retail industry has periodically experienced consolidation and other ownership changes. Major retailers in the United States and in foreign countries may in the future consolidate, undergo restructuring or realign their affiliations, which could decrease the number of stores that sell our products or provide more leverage to our retailers in transacting business with us. While such changes in the retail industry to date have not harmed our business, financial condition or results of operations, there can be no assurance as to the future effect of any such changes.

OUR STOCK PRICE MAY BE VOLATILE.

     Although our common stock has been traded on the Nasdaq Stock Market since December 1995, we cannot assure that there will be an active trading market or adequate liquidity for our common stock. Additionally, the trading price of our common stock has been and may continue to be subject to wide fluctuations over short and long periods of time. Our stock price may fluctuate in response to a number of events and factors, including:

     - quarterly or cyclical variations in financial results;
     - future announcements concerning our business;
     - changes in financial estimates and recommendations by securities analysts;
     - news reports relating to trends in the fragrance industry;
     - actions of competitors or the entrance of new competitors;
     - market and industry perceptions of our success, or lack thereof, in pursuing our growth strategy;
     - prevailing interest rates;
     - governmental regulation;
     - changes and developments affecting the fragrance industry; and
     - general market conditions.

WE ARE UNLIKELY TO DECLARE OR PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have never declared or paid any cash dividends on our common stock and
do not expect to do so in the foreseeable future.   Our bank credit facility
prohibits our payment of cash dividends and the indentures relating to the senior notes we have issued and those that we expect to issue condition the payment of cash dividends on the satisfaction of certain financial and other covenants.

                                4

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SHARES ELIGIBLE FOR FUTURE SALE MAY HARM OUR STOCK PRICE.

     Sales of substantial numbers of additional shares of our common stock, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. As of December 31, 2000, 15,668,912 shares of common stock were outstanding and an additional 3,464,939 shares of common stock were reserved for issuance upon the conversion of outstanding debentures and upon the exercise of outstanding stock options and warrants. The convertible preferred stock to be issued if the acquisition of the Elizabeth Arden business is consummated will be convertible into 4,166,667 additional shares of our common stock when fully vested. Approximately 15,668,912 currently outstanding shares of common stock, as well as the shares offered in this prospectus, will be immediately freely tradeable in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except that approximately 5,397,243 shares currently held by our "affiliates" (as that term is defined in the rules and regulations under the Securities Act) and the shares issuable upon conversion of the newly-issued convertible preferred stock may generally be sold only in compliance with the limitations of Rule 144 under that act. In addition, we have entered into registration rights agreements granting certain demand and piggyback registration rights to certain of our current affiliates and to Unilever relating to the acquisition of the Elizabeth Arden business.

WE MAY ISSUE ADDITIONAL STOCK IN THE FUTURE; FLORIDA LEGISLATION MAY DETER A TAKEOVER.

     As of December 31, 2000, our authorized, unissued and unreserved shares of capital stock includes (i) a total of approximately 29,870,749 shares of common stock (assuming the conversion of the subordinated debentures and the exercise of all outstanding options and warrants, and excluding the 4,166,667 shares of our common stock issuable upon conversion of the convertible preferred stock to be issued if the acquisition of the Elizabeth Arden business is consummated), and (ii) a total of 4,428,571 shares of preferred stock (excluding 1,000,000 shares to be reserved for issuance in the acquisition of the Elizabeth Arden business or as dividends thereon). Our Board of Directors, without any action by our shareholders, is authorized to issue additional shares of common stock and to designate and issue shares of preferred stock in such series as it deems appropriate and to establish the rights, preferences and privileges of such preferred stock, including dividend, voting and liquidation rights. The ability of the Board to issue additional shares of common stock and to designate and issue preferred stock having preferential rights could impede or deter an unsolicited tender offer or other takeover proposal for us, and could adversely affect the voting power and other rights of holders of our common stock. Further, as a Florida corporation, our shareholders' voting rights are subject to certain legislation that may deter or frustrate any potential takeover of us.

                       SELLING SHAREHOLDERS

     The table of Selling Shareholders set forth on page 10 of the Prospectus dated September 10, 1999 is updated as follows:


                         Shares          Number          Shares             Percent of
                         Beneficially    of Shares       Beneficially       Class Owned
                         Owned Prior To  Being Offered   Owned After        After
Name                     This Offering   For Sale (1)    This Offering (1)  Offering (1)
----------------------   --------------  -------------   -----------------  ------------
Hencorp, Becstone
 Financial
 Services LC (3)           1,122,727       1,122,727              0              0
David I. Alfin (4)           102,273         102,273              0              0
Mary Beth Mazzotta (5)        21,309          10,000         11,309              *
Indian Head
 Banks, Inc.                  35,000          35,000              0              0
BankAmerica Investment
 Corporation                  15,000          15,000              0              0
                           ---------       ---------         ------
Total                      1,296,309       1,285,000         11,309
* Less than one percent

(1) Includes, where applicable, shares of our common stock issuable upon the exercise of
    warrants and stock   options, which may be converted or exercised within 60 days after
    January 9, 2001.
(2) Assumes all shares being registered will be sold.
(3) Shares offered for sale relate to shares of our common stock issuable upon the
    exercise of warrants originally   issued to Fragrance Marketing Group, Inc. ("FMG") in
    connection with our acquisition of substantially all of the assets of FMG in May 1996.
    Hencorp, Becstone Financial Services LC entered into an agreement with FMG in January
    2001 to purchase these warrants.

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(4) Mr. Alfin served as Vice President, Sales from May 1996 to November 1999.  Shares offered for sale include (a) 52,273 shares of our common stock issuable upon the exercise of warrants that were assigned to him by FMG, and (b) 50,000 shares of our common stock issuable upon the exercise of warrants we issued to him at the time we acquired FMG.
(5) Ms. Mazzotta has served as our Vice President, Sales Operations since April 1998 and
    as our  Director of Sales   Administration from May 1996 until April 1998.  Shares
    offered for sale reflect 10,000 shares of our common   stock issuable upon the
    exercise of warrants we issued to her at the time we acquired FMG.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.